UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 19, 2011 (May 17, 2011)

PZENA INVESTMENT MANAGEMENT, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33761	20-8999751
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

120 West 45th Street, New York, New York	10036
(Address of Principal Executive Offices)	Zip Code

Registrant's Telephone Number, Including Area Code: (212) 355-1600

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act.
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act.
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act.
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act.

ITEM 5.07 Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders of Pzena Investment Management, Inc. was held in New York, New York on May 17, 2011. At that meeting, the stockholders considered and acted upon the following proposals:

Proposal 1: Election of Directors. By the vote reflected below, the stockholders elected the following individuals as directors to hold office until the 2012 Annual Meeting of Stockholders of the Company:

Director	Class A Shares "For"	Class B Shares "For"	Class A Shares "Withheld"	Class B Shares "Withheld"
Richard S. Pzena	5,341,681	235,501,505	1,397,211	0
John P. Goetz	5,297,174	235,501,505	1,441,718	0
William L. Lipsey	5,297,379	235,501,505	1,441,513	0
Steven M. Galbraith	6,574,057	235,501,505	164,835	0
Joel M. Greenblatt	5,946,409	235,501,505	792,483	0
Richard P. Meyerowich	6,573,927	235,501,505	164,955	0
Ronald W. Tysoe	6,244,510	235,501,505	494,382	0

Proposal 2: Ratification of Independent Auditors. The stockholders voted to ratify the appointment of KPMG LLP as independent auditors for the Company for its fiscal year ending December 31, 2011. Voting was as follows:

	FOR	AGAINST	ABSTAIN
Class A common stock	7,908,409	2,816	46,362
Class B common stock	235,501,505	0	0

Proposal 3: Advisory Vote Approving Executive Compensation. By the vote reflected below, the stockholders approved, on an advisory basis, the compensation of the Company's named executive officers, including the Compensation Discussion and Analysis section, the accompanying compensation tables, and the related narrative disclosure as set forth in the Company's 2011 Proxy Statement:

	FOR	AGAINST	ABSTAIN
Class A common stock	6,643,523	29,431	65,937
Class B common stock	235,501,505	0	0

Proposal 4: Advisory Vote on the Frequency of the Advisory Vote Approving Executive Compensation. The stockholders voted, on an advisory basis, for the option of once every three years as the frequency with which stockholders will have an advisory, non-binding vote on executive compensation. Voting was as follows:

	1 YEAR	2 YEARS	3 YEARS	ABSTAIN
Class A common stock	3,911,100	106,040	2,638,787	82,964
Class B common stock	7,533,880	7,363,470	219,654,810	949,345

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 19, 2011

PZENA INVESTMENT MANAGEMENT, INC.

By:/s/ Gregory S. Martin

Name:Gregory S. Martin
Title:Chief Financial Officer